UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 333-201903

NANO-TEXTILE LTD.

(Translation of registrant's name into English)

14 Izhak Sade St.

Nahariya, Israel 2230507

Tel: (011) (972) 52-879-3397

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On May 26, 2016, the Company’s Board of Directors approved certain changes in the Company’s management team. Mr. Raz Gal, who currently provides business development and legal advisory services to the Company, was appointed the Company’s Chief Executive Officer, effective as of June 1, 2016, replacing Mr. Erez Ovdat who resigned from his position as the Company’s Chief Executive Officer, effective as of May 23, 2016. Mr. Ovdat's resignation was for personal reasons and not the result of any disagreement with the Company relating to the Company’s operations, policies, or practices.

Since 2015, Mr. Gal, age 33, has served as Chief Operating Officer of Shay Sapir Investments Ltd. From 2014 to 2015, he worked as an associate in the law firm of Zysman Aharoni, Gayer & Co (“ZAG”). From 2008 through 2014, Mr. Gal served as Chief Executive Officer of the Hapo’el Galil Elyon Basketball Club, and from 2005 through 2012, he served as Chief Operating Officer of Kfar Blum Kayaks.

Mr. Gal received an L.L.B. (Law) and a B.A. (Business Management), magna cum laude, from the IDC Herzliya School of Law and Business Management in 2011.

In light of the financial situation of the Company, Mr. Gal will not be receiving a salary at this time for serving as the CEO of the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-TEXTILE LTD.
By:	/s/ Joshua Herchcovici
Name: Joshua Herchcovici
Title: Chairman of the Board

Date: May 26, 2016